Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$2,500,000.00	$76.75

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,050,871.60 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $76.75 is offset against the registration fee due for this offering and of which $1,050,794.85 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006,

product supplement no. 710-I dated August 13, 2007 and

underlying supplement no. 100 dated December 12, 2006

Registration Statement no. 333-134553 Dated August 17, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$2,500,000

Annual Review Notes with Contingent Principal Protection Linked to an Index

Summary Description

The notes are designed for investors who seek early exit prior to maturity at a premium if the Index is at or above its Call Level on any of the three annual Review Dates. If the notes are not called, investors are protected at maturity against up to a 20% decline of the Index on the Final Review Date from the Initial Index Level but will lose some or all of their principal if the Index declines by more than 20% from the Initial Index Level. Investors will receive no interest payments and may lose some or all of their principal. Investors should be willing to forgo interest and dividend payments during the term of the notes and be willing to lose up to 100% of their principal if the Ending Index Level declines from the Initial Index Level by more than 20%.

Key Terms

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$2,500,000
Issue Price:	$1,000 per note
Pricing Date:	August 17, 2007
Settlement Date:	August 22, 2007
Final Review Date:	August 18, 2010††
Maturity Date:	August 22, 2010††
Review Dates:	August 19, 2008†† (the “First Review Date”), August 17, 2009†† (the “Second Review Date”) and the Final Review Date.
Term:	3 years
Index:	S&P 500® Index (SPX)
Automatic Call:

If the Index closing level on any Review Date is above or equal to the Call Level, the notes will be automatically called for a cash payment per $1,000 principal amount note that will vary depending on the applicable Review Date and the call premium.

If the notes are automatically called on a Review Date other than the Final Review Date, we will pay the applicable cash payment of $1,000 plus the applicable call premium on the third business day after the applicable Review Date. If the notes are automatically called on the Final Review Date, we will pay the applicable cash payment of $1,000 plus the applicable call premium on the Maturity Date.

Payment at Maturity:

If the notes are not automatically called, your principal is protected at maturity against up to a 20% decline in the Index from the Initial Index Level. If the Ending Index Level has declined by up to 20% from the Initial Index Level, you will receive a cash payment of $1,000 per $1,000 principal amount note.

If the Ending Index Level has declined by more than 20% from the Initial Index Level, you will receive a cash payment per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × Index Return)

If the notes are not automatically called and the Ending Index Level on the Final Review Date has declined by more than 20%, as compared to the Initial Index Level, you will be fully exposed to the decline in the Ending Index Level from the Initial Index Level and you will lose some or all of your investment at maturity.

Payment if Called:

For every $1,000 principal amount note, you will receive one cash payment of $1,000 plus a call premium calculated as follows:

•      10.70% × $1,000 if called on the First Review Date

•      21.40% × $1,000 if called on the Second Review Date

• 32.10%× $1,000 if called on the Final Review Date
Call Level:	100% of the Initial Index Level.
Protection Percentage:	20%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	1,445.94
Ending Index Level:	The Index closing level on the Final Review Date.
Minimum Investment:	$10,000
CUSIP:	52517P4Y4
ISIN:	US52517P4Y47

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” or “Description of Notes—Automatic Call,” as applicable, in the accompanying product supplement no. 710-I.

Investing in the Annual Review Notes with Contingent Principal Protection Linked to an Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 710-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 710-I, underlying supplement no. 100 and any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per note	$1,000.00	$20.00	$980.00
Total	$2,500,000.00	$50,000.00	$2,450,000.00

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

August 17, 2007	MTNI348

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the notes are a part, and the more detailed information contained in product supplement no. 710-I (which supplements the description of the general terms of the notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 710-I, underlying supplement no. 100, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 710-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 710-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847. You may access these documents on the SEC web site at www.sec.gov as follows:

•	Product supplement no. 710-I dated August 13, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507180105/d424b2.htm

•	Underlying supplement no. 100 dated December 12, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Limited Protection Against Loss: If the notes are not automatically called and the Ending Index Level has declined by no more than 20% on the Final Review Date as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level has declined by more than 20% as compared to the Initial Index Level, you will lose some or all of your principal.

•

Appreciation Potential: If the Index closing level is above or equal to the Call Level on a Review Date, the notes will automatically be called and your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 10.70% × $1,000 if called on the First Review Date; (ii) 21.40% × $1,000 if called on the Second Review Date; or (iii) 32.10% × $1,000 if called on the Final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if automatically called or at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification of the S&P 500® Index: The return on an investment in the notes is linked to performance of the S&P 500® Index. The S&P 500® Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “S&P 500® Index” in the accompanying underlying supplement no. 100.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature: While the original term of the notes is three years, the notes will be automatically called before maturity if the Index closing level is at or above the Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this pricing supplement.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note, for all tax purposes, you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 710 -I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 710-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: If the notes are not automatically called and Ending Index Level on the Final Review Date has declined by more than 20%, as compared to the Initial Index Level, you will be fully exposed to the decline in the Ending Index Level and you will lose some or all of your investment at maturity.

•

Limited Return on the Notes: Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Similarly, because the determination of whether the notes will be called and, if the notes are not called, the Ending Index Level, will be based on the Index closing level on a limited number of Review Dates prior to the Maturity Date, your return may be adversely affected by a sudden or temporary decrease in the closing level on any or all of the Review Dates. Conversely, you will not benefit from higher Index closing levels at any time during the term of the notes other than on the Review Dates. As a result, you may receive a lower return on the notes than you would receive if you were to take a position in the stocks underlying the Index or in contracts relating to the Index.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments. We will pay compensation of up to $20.00 per note to the principals, agents and dealers in connection with the distribution of the notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Index.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that are represented in the S&P 500® Index, but we are not affiliated with any of the other companies whose stock is represented in the S&P 500® Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Basket Indices or your notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Index, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 710-I and the accompanying underlying supplement no. 100.

Hypothetical Examples of Amounts Payable Upon An Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Appreciation/Depreciation at Review Date.” The following table reflects the Call Level, which is equal to the Initial Index Level of 1,445.94. The table reflects the percentages used to calculate the call price applicable to the First, Second and Final Review Dates, which are 10.70%, 21.40% and 32.10%, respectively. There will be only one payment on the notes whether automatically called or at maturity. An entry of “N/A” indicates that the notes would not be automatically called on the applicable Review Date and no payment would be made for such date. The following results are based solely on the hypothetical example cited. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Level	Hypothetical Index Appreciation / Depreciation at Review Date	Hypothetical Total Return at First Review Date	Hypothetical Total Return at Second Review Date	Hypothetical Total Return at Final Review Date
1,012.16	-30.00%	N/A	N/A	-30.00%
1,084.46	-25.00%	N/A	N/A	-25.00%
1,156.75	-20.00%	N/A	N/A	0.00%
1,229.05	-15.00%	N/A	N/A	0.00%
1,301.35	-10.00%	N/A	N/A	0.00%
1,373.64	-5.00%	N/A	N/A	0.00%
1,445.94	0.00%	10.70%	21.40%	32.10%
1,518.24	5.00%	10.70%	21.40%	32.10%
1,590.53	10.00%	10.70%	21.40%	32.10%
1,662.83	15.00%	10.70%	21.40%	32.10%
1,735.13	20.00%	10.70%	21.40%	32.10%
1,807.43	25.00%	10.70%	21.40%	32.10%
1,879.72	30.00%	10.70%	21.40%	32.10%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 10% from the Initial Index Level of 1,445.94 to an Index Closing Level of 1,590.53 on the First Review Date. Because the Index Closing Level on the First Review Date of 1,590.53 is above the Call Level of

1,445.94, the notes are automatically called, and the investor receives a single payment of $1,107.00 per $1,000 principal amount note calculated as follows:

$1,000 + (10.70% × $1,000) = $1,107.00

Example 2: The level of the Index decreases from the Initial Index Level of 1,445.94 to an Index closing level of 1,301.35 on the First Review Date, 1,229.05 on the Second Review Date and 1,373.64 on the Final Review Date. Because (a) the Index closing level on each of the Review Dates (1,301.35, 1,229.05 and 1,373.64) is below the Call Level of 1,445.94, and (b) the Ending Index Level on the Final Review Date has not declined by more than 20% from the Initial Index Level, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1,445.94 to an Index Closing Level of 1,301.35 on the First Review Date, 1,272.43 on the Second Review Date and 1,012.16 on the Final Review Date. Because (a) the Index Closing Level on each of the Review Dates (1,301.35, 1,272.43 and 1,012.16) is below the Call Level of 1,445.94, and (b) the Ending Index Level on the Final Review Date is more than 20% below the Initial Index Level, the notes are not automatically called and the investor will receive a payment that is less than the principal amount of each $1,000 principal amount note calculated as follows:

Index Return =	1,012.16 – 1,445.94 1,445.94	= -30.00%

$1,000 + [$1,000 × (-30%)] = $700.00

Historical Information

We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

The following graph sets forth the historical performance of the Index based on the daily Index closing level from August 17, 2002 through August 17, 2007. The Index closing level on August 17, 2007 was 1,445.94.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $375,000.00 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $2,875,000.00, $57,500.00 and $2,817,500.00, respectively.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

PS-5